EXHIBIT 10.5

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.

Triple asterisks denote omissions.

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (“Agreement”) is effective October 11, 2019 (“Effective Date”), by and among Admedus Ltd, a public limited company organized under the laws of Australia with an address at Toowong Tower Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (the “Parent”), Admedus Regen Pty Ltd, a proprietary limited company organized under the laws of Australia with an address at Toowong Tower Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“ARPL”), and Admedus Biomanufacturing Pty Ltd, a proprietary limited company with an address at Toowong Tower Level 3, 9 Sherwood Rd, Toowong QLD 4066 Australia (“ABPL”) (Parent, ARPL, and ABPL collectively “Admedus”) and LeMaitre Vascular, Inc., having a principal place of business at 63 Second Avenue, Burlington, Massachusetts 01803 (“LeMaitre”). Admedus and LeMaitre together are the “Parties,” and each individually a “Party.” Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the APA (as defined below).

WHEREAS, Admedus and certain of its affiliates sold certain assets and rights to certain products (as further set forth in Exhibit A attached hereto, “Products”) to LeMaitre pursuant to an Asset Purchase Agreement dated as of October 11, 2019 (the “APA”);

WHEREAS, Admedus has granted to the Purchaser certain licenses to the technology and other intellectual property of Admedus related to the manufacture of the Products pursuant to a License Agreement dated as of October 11, 2019;

WHEREAS, LeMaitre desires to purchase Products from Admedus for resale to customers for a period of time until LeMaitre has fully established its own manufacturing operations sufficient to manufacture all of the Products necessary to fulfill customer demand; and

WHEREAS, the Parent is the ultimate holding company of both ABPL and ARPL and has agreed to guarantee the obligations of ABPL and ARPL hereunder.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the Parties agree as follows:

1.	COMMERCIAL INTEGRATION SERVICES

(a) Services. The Parties undertake to reasonably cooperate in order to facilitate the transition of customers of the Business to LeMaitre in a commercially reasonable manner. The Parties shall cooperate in the introduction of the Purchaser by the Seller Group to customers of the Business, at the Purchaser’s option, and will direct customers to submit new orders for Products and to make payments to the Purchaser for Product shipped after the Closing Date. Admedus and its Affiliates shall use commercially reasonable efforts to perform and provide the following commercial integration services to LeMaitre (“Commercial Services”) in accordance with the terms and conditions of this Agreement:

(i)	within 10 days of the Effective Date, provide LeMaitre with a package of written training courses and materials relating to the Products;

(ii)	at LeMaitre’s request, within 120 days of the Effective Date, provide LeMaitre with two days of in-person training in commercial matters, with all reasonable travel and accommodation expenses paid for by LeMaitre, provided that LeMaitre shall have approved such expenses in advance;

(iii)	immediately following the Effective Date, contact current customers, introducing the Purchaser and explaining the transition, in the form of a mutually agreed upon joint letter;

(iv)	until the second anniversary of the Effective Date, direct customers to submit new orders for Products and to make payments to LeMaitre for Product shipped after the Effective Date;

(v)	until the second anniversary of the Effective Date, forward orders and inquiries from customers and prospective customers for Products to LeMaitre;

(vi)	for six months following the Effective Date, provide reasonable assistance and cooperation, when requested by LeMaitre, in connection with communications with customers and prospective customers for Products, not to exceed 4 hours per week; and

(vii)	for six months following the Effective Date, provide LeMaitre with such technical and commercial support as is reasonably necessary in order to allow LeMaitre to transition the Products’ promotion and sale activities in accordance with the terms of the APA, not to exceed 4 hours per week.

Admedus acknowledges and agrees that LeMaitre may engage (and compensate) Professor Leon Neethling as a consultant to the Business (as defined in the APA) for mutually agreed upon services (excluding development services).

2.	MANUFACTURING SERVICES

(a) Product. Subject to the terms and conditions of this Agreement, Admedus shall exclusively supply LeMaitre with Products for the Term (as defined herein). The Products shall be sterilized, packaged, and labeled (as specified further herein) and have at least [***] shelf life as of the date of receipt by LeMaitre of Products. The Product pricing for all Products provided hereunder is set forth in Exhibit A (“Product Price”) and shall increase by [***] on each anniversary of this Agreement during the term.

(b) Services. The Parties undertake to reasonably cooperate throughout the term of this Agreement in order to facilitate the transition of the Product business to LeMaitre and the manufacture of the Products in an efficient manner. Admedus shall perform and provide the following manufacturing services to LeMaitre (“Manufacturing Services”) in accordance with the terms and conditions of this Agreement:

(i) manufacture the Products for LeMaitre in accordance with this Agreement and transfer the Designated Assets (defined below) to LeMaitre upon the expiration or earlier termination of this Agreement;

(ii) upon reasonable notice from LeMaitre, Admedus shall allow three of LeMaitre’s employees reasonable access to Admedus’s manufacturing facility for the purpose of training in the manufacturing processes for the Products for up to 185 days each on a schedule mutually agreed upon (provided that, notwithstanding anything contained herein to the contrary, LeMaitre shall pay for the associated travel costs and accommodations of its employees). This shall include, but not be limited to, (a) allowing LeMaitre’s employees to observe and videotape the manufacture of Products in Admedus’ facility, (b) instruction on the manufacturing processes for the Products, including how to use the manufacturing equipment, (c) manufacturing and assembly training, and (d) training on preventative maintenance on and troubleshooting the manufacturing equipment, how to inspect the Products, and how to address common defects and the disposition thereof;

(iii) upon reasonable request of LeMaitre, Admedus shall provide LeMaitre at LeMaitre’s manufacturing facility: (a) a manufacturing engineer (or such other qualified Admedus employee acceptable to LeMaitre) to assist LeMaitre for up to ten (10) business days in assembling manufacturing equipment and implementing manufacturing processes for the Products, and (b) a processing technician to assist LeMaitre for up to ten (10) business days in training LeMaitre’s employees in such manufacturing processes (provided that, notwithstanding anything contained herein to the contrary, Admedus shall pay for the associated travel costs and accommodations of its employees);

(iv) upon reasonable request of LeMaitre, provide ten (10) additional business days of consulting services related to the manufacturing of the Products at LeMaitre’s facilities (provided that, notwithstanding anything contained herein to the contrary, Admedus shall pay for the associated travel costs and accommodations of its employees);

(v) provide LeMaitre with all such other technical support (but not in-person) as is reasonably necessary in order for LeMaitre to manufacture the Products during the Transition Period;

(vi) at such times as requested by LeMaitre, cooperate with LeMaitre to transfer all regulatory approvals and product registrations held by Admedus or any of its affiliates to LeMaitre or its designee, with the out-of-pocket costs associated with such transfers to be borne by LeMaitre, or in each instance where the Parties agree that transfer is not appropriate, to assist LeMaitre to obtain its own regulatory approvals and product registrations; take all actions necessary to maintain the regulatory approvals and product registrations for any Products manufactured by Admedus; and grant to LeMaitre the right to refer to the regulatory filings related to the manufacture, marketing, sale and distribution of each of the Products (to the extent not already transferred to LeMaitre as an Asset under the APA), copies of which Admedus will supply to LeMaitre;

(vii) Provide the services described in Exhibit B, which shall be agreed to in writing by the Parties after the Effective Date and attached hereto.

(c)  Admedus represents that it currently holds the assets set forth on Exhibit C (the “Designated Assets”), which are owned by LeMaitre according to the APA. LeMaitre hereby grants to Admedus the right to use the Designated Assets solely for the manufacture of Products during the term hereof. Admedus shall maintain in good operating condition, reasonable wear and tear excepted, all Designated Assets. Other than as granted by LeMaitre under the second sentence of this Section 2(c), Admedus represents that it has no right, title or interest in any of the Designated Assets and has not granted, and will not grant, to any third party any right, title or interest in any of the Designated Assets. At the end of the term or the earlier termination of this Agreement, Admedus shall pack the Designated Assets for shipment and ship them to the LeMaitre’s main facility or such other facility as directed by LeMaitre in writing. LeMaitre and Admedus shall each bear 50% of the cost of shipment of the Designated Assets to LeMaitre.

3.	CERTAIN OBLIGATIONS OF PARTIES

(a) Admedus Marks. LeMaitre shall not adopt, use, or register any acronym, trademark, trade name, service marks, domain name, logo, or other marketing name or symbol of Admedus, its parent, subsidiaries or affiliates, or any confusingly similar words or symbols, as part of LeMaitre’s own name, the name of any of its affiliates, the name of any of the products LeMaitre markets, or any domain name of LeMaitre other than as required by applicable law in connection with the labeling of the Products manufactured by Admedus hereunder. Except as otherwise provided in this Section 3(a), LeMaitre may use the Seller’s “Admedus” trademark and trade name solely in connection with: (i) the sale of Inventory sold to LeMaitre pursuant to the APA and previously packaged by Admedus, and (ii) the sale of any Product purchased by LeMaitre from Admedus hereunder. LeMaitre may use Admedus’s “ADAPT” trademark and trade name solely on the packaging in connection with: (i) the sale of Inventory (as defined in the APA) sold to LeMaitre under the APA and previously packaged by Admedus, and (ii) the sale of any Product purchased hereunder using packaging of Admedus as of the date hereof.

(b) Compliance. Admedus shall maintain all required authorizations, licenses, approvals, and registrations held by Admedus and existing as of the Effective Date to manufacture, market and sell the Products. Admedus shall maintain all Technical Files (as defined below) for those Products manufactured by Admedus in compliance with all applicable laws and regulations at its own expense for the term of this Agreement, including, without limitation, updating and maintaining all clinical evaluation reports for all Products to comply with the requirements of MEDDEV 2.7/1, revision 4 on a timely basis. Following the expiration or the earlier termination of this Agreement, Admedus shall provide all such Technical Files to LeMaitre, as updated through the date of expiration or earlier termination. For the avoidance of doubt, Admedus shall remain legal manufacturer of the Products until such time as mutually agreed by the Parties. “Technical Files” means all design history files, device master records, device history records, validations, clinical data related exclusively to the Products, technical documentation (including design dossier), complaint files, records of adverse events, reports of adverse events, corrections or recalls, and quality management documents related to the Products.

(c) Labeling. Admedus shall label the Products with LeMaitre’s labeling, in accordance with LeMaitre’s written specifications, which shall be provided as Exhibit D, along with high-resolution artwork, by October 16, 2019, which shall include procurement of all packaging materials and LeMaitre-branded labeling stock at LeMaitre’s expense. The parties shall cooperate with each other to ensure compliance in all material respects with all applicable laws related to labeling.

(d) Forecasts. Beginning January 25, 2021 and thereafter no later than five (5) days before the end of each calendar month during the term of this Agreement, LeMaitre shall, in good faith, provide Admedus with a written forecast of the number of units of each Product to be purchased by LeMaitre during the twelve (12) subsequent calendar months.

(e) Certain Sales. In the case of sales of Product to hospital customers in Singapore or Hong Kong, LeMaitre or LeMaitre’s designated affiliate(s) shall continue to supply the Products to Admedus or its appropriate affiliate, based on those hospital customers’ orders, until such time as LeMaitre shall have become eligible to sell directly to the end customers implicated and shall have provided written notice to Admedus thereof. Admedus shall keep segregated stock of Product owned by LeMaitre for the purposes of fulfillment of such orders and shall notify LeMaitre if such stock shall be close to depletion. LeMaitre shall pay Admedus a fee of 2% of the value of the Product purchased (as evidenced by the hospital customer invoice) plus actual shipping cost.

(f) CE Mark Certification Under MDR. Admedus, at its own expense and with LeMaitre’s cooperation, will seek in good faith to obtain CE mark certification for all Products under the European Medical Devices Regulation (“MDR”) before August 1, 2023. This shall include, but not be limited to, creating new technical documentation (as defined under the MDR), and becoming compliant, and maintaining compliance, with ISO[***], ISO[***] and ISO[***].

Admedus shall demonstrate to LeMaitre compliance with ISO[***] by [***]. A plan for achieving this compliance, with any “gap justifications” shall be provided to LeMaitre (for LeMaitre’s approval, which shall not be unreasonably withheld) within 30 days of the Closing Date.

Admedus shall demonstrate to LeMaitre compliance with ISO[***] by [***]. A plan for achieving this compliance, with any “gap justifications,” shall be provided to LeMaitre (for LeMaitre’s approval, which shall not be unreasonably withheld) within 30 days of the Closing Date.

Admedus shall demonstrate to LeMaitre compliance with each of ISO[***], ISO[***] and ISO[***] by [***]. A plan for achieving this compliance, with any “gap justifications,” shall be provided to LeMaitre (for LeMaitre’s approval, which shall not be unreasonably withheld) within 30 days of the Closing Date.

4.	TERMS OF PURCHASE OF PRODUCTS BY LEMAITRE

(a) Terms and Conditions. LeMaitre’s purchase orders for Products shall be governed by the terms of this Agreement. No conflicting terms or conditions of any LeMaitre purchase order, payment remittance, policies or similar documentation shall apply. All orders must be in English and monetary amounts stated in U.S. dollars.

(b)	Prices. All Product Prices are F.O.B. destination, GST inclusive.

(c) Order and Acceptance. All orders for Products submitted by LeMaitre (the “Purchase Orders”) will be initiated by written purchase orders in a form to be mutually agreed by the Parties, or using an agreed-upon electronic format. To facilitate Admedus’s production scheduling, LeMaitre shall submit Purchase Orders to Admedus at least thirty(30) days prior to the first day of the requested month of shipment, except for an initial purchase order attached hereto as Annex A, which is hereby accepted by Admedus and shall be delivered on the schedule and profiled by SKU for the first three months of Product as set forth in such purchase order. By November 11, 2019 and for each subsequent month, LeMaitre will provide the profile of the Product and requested delivery date for another month of the initial purchase order until such time as the initial purchase order shall have been fulfilled in full. Admedus shall notify LeMaitre of the proposed delivery date for all other orders within five (5) business days after receipt of the Purchase Order, notwithstanding anything contained herein to the contrary, and Admedus shall provide the Products no later than ten (10) days after the delivery date set forth in the Purchase Order. As long as a Purchase Order complies with the applicable terms of this Agreement and, following January 25, 2021, the amounts of each Product ordered during any calendar month are within fifty percent (50%) of the last forecast submitted under Section 3(d), such Purchase Order shall be deemed automatically accepted by Admedus.

(d) Payment. Admedus shall submit an invoice to LeMaitre upon shipment of Product ordered by LeMaitre. The invoice shall include the Product Prices in a given shipment. The fully invoiced amount shall be due thirty (30) days from the date of invoice. Any invoiced amounts that become more than fifteen (15) days “past due,” shall incur a service charge of the lesser of (i) two percent (2.0%) per month or (ii) the maximum allowed by applicable law, from the due date, which may be waived by Admedus by specific written notice to LeMaitre. Outstanding invoices, including service charges, beyond twenty (20) days may be assigned a “hold” status, at the discretion of Admedus, allowing shipment on a prepay basis only. Deductions or payments for less than the full invoiced amount or chargeback credits will not be accepted without prior written approval by Admedus. Any and all payments made pursuant to this Agreement shall be in U.S. Dollars.

(e) Shipping. Admedus agrees to ship Products to the LeMaitre facility or facilities as designated by LeMaitre in writing. Actual shipping expense shall be borne 50% by the Admedus, on the one hand, and 50% by LeMaitre, on the other. If LeMaitre identifies a more cost-effective shipping provider for shipments of Product to LeMaitre, then Admedus will use such provider. If LeMaitre requests expedited shipping, Admedus will prepay any freight charges for the expedited shipping, but Admedus will charge LeMaitre for the expedited shipping costs as a separate line item on the invoice. All Products delivered pursuant to this Agreement shall be suitably packed for parcel shipment in Admedus’s standard shipping cartons, marked for shipment F.O.B. destination, wherein delivery at such point title to such Products and risk of loss shall pass to LeMaitre. Admedus shall bear all applicable insurance costs, taxes (as specified in Section 4(i)), duties, and similar charges that may be assessed against the Products. Each shipment of Product shall be accompanied by a certificate of conformance prepared by Admedus, containing the part number, lot number, quantity and sterilization lot number of each Product and statements that each Product has been released for sale, was manufactured in accordance with Admedus internal procedures and complies with all applicable standards and regulations. Partial fulfillment of Purchase Orders is permissible upon LeMaitre’s prior written consent, although LeMaitre’s acceptance of a partial shipment does not constitute a waiver of any rights or remedies related to the unfulfilled portion of the Purchase Order.

(f) Return of Products. Under the following circumstances, LeMaitre may return a Product purchased hereunder: if the Product fails to comply with the limited warranty set forth in Section 5(a), if shipped in error by Admedus, or if subject to a recall or field action. In the event of return of a Product purchased hereunder, Admedus shall (i) replace the Product at Admedus’s sole expense; or (ii) refund the full Product Price for the returned Product plus the costs of freight borne by LeMaitre (if borne by LeMaitre) to return the Product; provided, however, that after the expiration or earlier termination of this Agreement, Admedus will perform option (ii). To return a Product, LeMaitre shall notify Admedus in writing or by email of its rejection with detailed explanation and request a Returned Goods Authorization (“RGA”) number. Upon issuance of a Return Goods Authorization (RGA) number by Admedus, which shall not be unreasonably withheld, LeMaitre may then return the applicable Product(s) to Admedus, freight prepaid by Admedus, within thirty (30) days of the date of issuance of the RGA. The Product must be returned in its original shipping carton, if unused, with the RGA number included on the outside of the shipping carton to receive credit, refund, or replacement. Credit value at the paid Product Price plus any cost of freight will be issued, or during the term of the Agreement, only replacement Product will be provided, for returns meeting the above conditions after inspection of the returned Product by Admedus.

(g) Year One Sales. Prior to the first anniversary of the Effective Date, LeMaitre shall not sell any Product other than Product manufactured by Admedus. Notwithstanding anything contained herein to the contrary, LeMaitre may in its sole discretion initiate the process to manufacture Products itself at any time after the date of this Agreement. LeMaitre shall provide written notice to Admedus of its first sale of a unit of Product manufactured by LeMaitre.

(h) Conduct of Business. Neither Admedus nor LeMaitre shall engage in any business practice that violates the local, state, or federal laws, rules, and regulations with respect to their respective performances under this Agreement. During the Term, Admedus shall at its own expense employ personnel and maintain supply of raw materials in each sufficient to fulfill its obligations under this Agreement. Each of Parent, ARPL and ABPL represents that it is reasonably foreseeable that it will continue as a going concern.

(i) Taxes. Any federal, state, county, or municipal sales or use tax, medical device excise tax, value added tax, or international sales tax, excise or similar charge or assessment, import, export duties, fees or other charge assessed or charged on the manufacture, sale to LeMaitre, or transportation of Product to LeMaitre shall be paid by Admedus.

(j) Credit. Admedus shall provide to LeMaitre a credit (the “Credit”) in an amount equal to [***]. The Credit shall be applicable, until exhausted, to any orders placed by LeMaitre hereunder. If at the time of the expiration or earlier termination of this Agreement the Credit has not been exhausted, then Admedus will promptly remit to LeMaitre by wire transfer the remaining balance of the Credit.

5.	WARRANTY AND INDEMNIFICATION

(a) Limited Warranty. Admedus warrants that each Product will (i) conform to the written specifications listed on Annex B, which are owned by LeMaitre (the “Specifications”); (ii) be free from defects in workmanship under normal use for the shelf life of such Product; (iii) comply at the time of delivery with the then-applicable requirements of the U.S. Food, Drug and Cosmetic Act and the Medical Device Directive (the “MDD”) or the MDR (if then applicable), and (iv) be free of all liens or encumbrances at the time of delivery. EXCEPT AS PROVIDED IN THIS SECTION 5(A) OR AS PROHIBITED BY APPLICABLE LAW, ADMEDUS EXCLUDES ALL OTHER PRODUCT WARRANTIES, WHETHER EXPRESS OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

(b) Warranty Claims. For any Product that does not comply with the Limited Warranty set forth in Section 5(a), Admedus will, in LeMaitre’s sole discretion: (i) replace the Product at Admedus’s sole expense; or (ii) refund the full Product Price of the Product plus the costs of freight borne by LeMaitre to return the Product; provided, however, that after the expiration or earlier termination of this Agreement, Admedus will perform option (ii). Admedus’s obligations under this Section 5 are subject to LeMaitre’s prior compliance with all instructions and requirements regarding the storage and use of the Product provided in the Product’s applicable “instructions for use.”

(c) Admedus Indemnification. Admedus shall indemnify, defend, and hold harmless LeMaitre and its officers, directors, employees and agents (“Indemnitees”) from any claims, action, proceedings, suits, liabilities, loss, and related damages and costs, including without limitation reasonable fees for attorneys and experts (“Claims”) against LeMaitre or its Indemnitees arising from Admedus’s breach of this Agreement; Admedus’s manufacture of the Products during the term of this Agreement; any recall or field action related to the Products that arises from the actions or omissions of Admedus or for which it is legally responsible; the negligence, recklessness, or willful misconduct of Admedus in performing its obligations under this Agreement; or any allegation that any Product manufactured by Admedus under this Agreement resulted in death, harm or injury to a person, except in each case to the extent arising from LeMaitre’s or its Indemnitees’ breach of this Agreement, willful misconduct, recklessness, or negligence, storage not in accordance with the instructions for use, or modification of Product by LeMaitre.

(d) LeMaitre Indemnification. LeMaitre shall indemnify, defend, and hold harmless Admedus and its Indemnitees from any Claims against Admedus or its Indemnitees arising from LeMaitre’s breach of this Agreement; LeMaitre’s manufacture of the Products during the term of this Agreement; any recall or field action that arises from the actions or omissions of LeMaitre or for which it is legally responsible; or the negligence, recklessness, or willful misconduct of LeMaitre in performing its obligations under this Agreement, except in each case to the extent arising from Admedus’s or its Indemnitees’ breach of this Agreement, willful misconduct, recklessness, or negligence.

(e) Indemnification Process. As a condition to each Party’s obligation to indemnify, defend and hold harmless, the indemnified Party shall (i) provide the indemnifying Party with written notice of any threatened, potential or pending Claim that gives rise or may reasonably give rise to such indemnification obligation (including sufficient information to enable the indemnifying Party to assess the Claim) within ten (10) days after the indemnified Party has knowledge of such threatened or pending Claim; (ii) permit the indemnifying Party to assume full responsibility to investigate, prepare for, and defend against any such Claim; (iii) assist and reasonably cooperate with the indemnifying Party, at the indemnifying Party’s expense, in the investigation, preparation and defense of the Claim; and (iv) not compromise or settle such Claim without the indemnifying Party’s prior written consent. The failure to provide such notice as of any particular date as aforesaid will not affect any rights to indemnification hereunder, except to the extent, and only to such extent, that in the case of legal proceeding, such failure to provide such notice actually and materially prejudices the indemnifying party’s ability to adequately defend such legal proceeding. LeMaitre’s claims for indemnification pursuant to this Section 5 may be satisfied, in LeMaitre’s sole discretion, from any amounts that may then be owing from LeMaitre to Admedus under the APA.

6.	REGULATORY AND RECALL

(a) Regulatory. Admedus shall maintain throughout the term of the Agreement all permits, registrations, approvals and authorizations as may be required to manufacture, promote, market, distribute, and sell Products in accordance with the terms of this Agreement. If during the term of the Agreement LeMaitre wishes to market and sell or distribute any Product in a territory not listed on Schedule 4.1(j) of the APA, then LeMaitre shall be responsible for obtaining and maintaining any permits, registrations, approvals and authorizations for such marketing sale or distribution. Admedus will cooperate with LeMaitre in obtaining such permits, registrations, approvals and authorizations, with the out-of-pocket costs associated with such efforts to be borne by LeMaitre.

(b) Reporting. Each Party shall notify the other Party in writing within five (5) business days of notice of any Product issue or incident involving Product, including those which, according to any applicable regulatory authority, require notification of such issue or incident to said authority. If either Party receives a complaint, oral or written, regarding any of the Products from a third party, Admedus will make a preliminary evaluation of such a complaint and (i) LeMaitre will be responsible for all customer contact regarding the incident and (ii) as legal manufacturer, Admedus will be responsible for all regulatory contact regarding the incident. The Parties will communicate and coordinate with each other all known information surrounding the third party report. LeMaitre will be responsible for all final reports, arranging for Product returns, and follow- up communication with the customer(s), and as legal manufacturer, Admedus will be responsible for assisting with complaint investigation and follow-up communication with the applicable regulatory agencies, as well as maintenance of complaint files in accordance with regulatory requirements. Admedus, as legal manufacturer, retains a right to review and comment on any final reports.

(c) Provisions for Recall. Each of the Parties hereto agrees to notify the other in writing within forty-eight (48) hours in the event either identifies a potential need for a Product recall and LeMaitre shall have the exclusive right (subject to applicable law) to direct the initiation of a voluntary Product recall. In the event of a recall or market withdrawal by LeMaitre that is determined to be necessary by LeMaitre or any regulatory authority, whether voluntary or involuntary, Admedus shall be responsible for the conduct of any such recall or withdrawal at Admedus’s sole cost and expense; however, the Parties will discuss and cooperate with each other as to the communications with any customers and regulatory authorities, in order to minimize the risk to any Party of a failure to follow legal requirements for such recall or withdrawal. LeMaitre will maintain complete and accurate records of all Products sold by it, for such period as may be required by applicable law, at least equivalent to the shelf-life of the applicable Product, but not less than two years from the date of shipment. In the event of any recall of any Product (whether voluntary, required by the FDA or any other governmental authority, or resulting from any device notification or safety alert), Admedus shall, in addition to any other obligations to LeMaitre or a user of the Products, accept the return of the Product in accordance with Section 4(f) hereof. Admedus shall, in addition and to the extent they relate directly to matters for which Admedus is responsible hereunder, via applicable law or as a result of its negligence, reimburse LeMaitre for reasonable costs and expenses incurred by LeMaitre directly associated with: (a) the initial shipments of the recalled Products, and (b) customers’ return of the recalled Products and shipment of replacement Products to customers, (c) any fines, damages, fees (including reasonable attorney’s fees), expenses or other costs incurred by LeMaitre in conjunction with the recall directly through Claims brought by customers or government agency. Admedus shall use its reasonable efforts to correct, as promptly as is practicable, problems or other issues that result in recalls (other than recalls resulting from the acts or omissions of LeMaitre).

(d) Audits. Admedus shall provide to LeMaitre access to its manufacturing facilities for the purpose of quality system compliance audits provided reasonable advance notice is given to Admedus, once per year during the term of this Agreement. Each LeMaitre audit may not exceed three business days. Additionally, Admedus agrees to provide access to third party auditors, regulatory agencies, and notified bodies at LeMaitre’s request when reasonable notice is provided to the extent practicable. This Section 6(d) shall apply only to the extent related to the Products manufactured and sold to LeMaitre hereunder.

(e) Manufacturing Requirements. Admedus shall manufacture the Product in accordance with (i) the Specifications, (ii) applicable regulations relating to current Good Manufacturing Practices and similar protocols (“GMP”), quality system regulations of the FDA (“QSR”), including master device and lot history records, ISO [***] requirements (including appropriate certification), (iii) other applicable rules and regulations of the FDA and the MDD/MDR, and (iv) Admedus’s standard quality assurance policies. Admedus shall become compliant, and maintain compliance, with ISO [***], ISO [***] and ISO [***] as soon as reasonably practicable. Admedus shall maintain its certification under the Medical Device Single Audit Program (“MDSAP”). Upon the request of LeMaitre, Admedus shall, as soon as practicable after such request but in any event within three (3) business days, provide LeMaitre with written evidence of compliance with the criteria set forth in the preceding sentences of this Section 6(e). During the term hereof, Admedus will maintain or cause to be maintained the Product manufacturing facility’s registration with the FDA and other regulatory agencies, as applicable, as a medical device manufacturing facility and will maintain such facility registration with all applicable regulatory authorities or cause such facility to be maintained such that the facility would pass a FDA or MDSAP audit for compliance with GMP and QSR. During the term hereof, Admedus shall maintain all ongoing quality assurance and testing procedures required to comply with applicable regulatory requirements. For a period of the longer of five (5) years after delivery to LeMaitre of each Product, or such longer period as may be required by GMP and other applicable rules and regulations of any regulatory authority, Admedus shall (x) maintain traceability for each Product including the manufacturing date and lot number of each unit of Product and each component and material comprising each Product, (y) provide to LeMaitre a copy of such records without charge upon LeMaitre’s request and (z) maintain records subject to 21 CFR 820 Subpart M, such as the Device Master Record, quality system record, and complaint files. Admedus shall include in each shipment of Product to LeMaitre copies of the manufacturing and quality records corresponding to the Product in such shipment.

7.	CONFIDENTIALITY

(a) Confidential Information. “Confidential Information” means any information or material that either (i) is identified by the Party directly or indirectly disclosing such information or material (“Disclosing Party”) to the other Party (“Receiving Party”) as confidential or proprietary, or (ii) by its nature would be understood by a reasonable person as being confidential or proprietary, including without limitation all discoveries, inventions, improvements and ideas related to any process, method, formula, machine, device, manufacture, composition of matter, plan or design, whether patentable or not, or relating to the conduct of business by the Disclosing Party, which, prior to the Effective Date or during the term of this Agreement, was or is disclosed to the Receiving Party. Notwithstanding the foregoing, the term Confidential Information shall not include any information or material which the Receiving Party can demonstrate:

(i) has been published or otherwise becomes a matter of public knowledge by any means other than the Receiving Party’s breach of this Section 7 or any other confidentiality obligation;

(ii) is at any time rightfully disclosed to the Receiving Party by another party, either directly or indirectly, whom the Receiving Party believes in good faith, after reasonable inquiry, has the right to disclose the same without restriction;

(iii) is required to be disclosed in compliance with any law, governmental regulation, or court order, provided that the Receiving Party shall notify the Disclosing Party in advance of any such disclosure enabling the Disclosing Party to seek protection of the Confidential Information; or

(v) is developed independent of the information provided by the Disclosing Party as evidenced by its written records.

(b) The Receiving Party shall restrict the use of the Confidential Information to those purposes necessary for the performance of the Receiving Party under this Agreement, and during the term of this Agreement and thereafter, shall prevent disclosure of the Confidential Information to third parties using the same degree of care to prevent disclosure as it uses to protect its own information of like importance, but at least reasonable care. The Receiving Party shall only disclose the Confidential Information to those employees, officers, directors, and agents that required such information for performance under this Agreement and who are subject to written confidentiality obligations at least as strict as those herein. The Receiving Party may make only the minimum number of copies of any Confidential Information required to carry out the purpose of this Agreement. All proprietary and copyright notices in the original must be affixed to copies or partial copies. These confidentiality obligations shall survive any termination or expiration of this Agreement.

(c)  Return of Confidential Information. All Confidential Information (including copies and derivatives thereof) shall remain the property of the Disclosing Party and shall be returned to the Disclosing Party upon the earlier termination or expiration of this Agreement, or upon written request of the Disclosing Party.

(d) Financial Terms. Without the prior written approval of the other Party, neither Party shall disclose the financial terms of this Agreement to a third party, except for attorneys or accountants who must be bound to keep the financial terms of this Agreement confidential and except as required by applicable law.

(e) Publicity. Notwithstanding anything to the contrary, neither Party shall disclose the terms of this Agreement nor issue or make any press release or other public announcement regarding this Agreement or its subject matter without the other Party’s prior written consent, except as, in the opinion of disclosing Party’s counsel, required under applicable law or by any governmental agency. In the event a Party is, in the opinion of its counsel, required to make the press release or public disclosure, such Party shall submit the release or disclosure in writing to the other Party prior to issuing the press release or making the public announcement.

8.	TERM AND TERMINATION

(a) Term of Agreement. Unless extended by mutual written agreement or earlier terminated in accordance with this Agreement, this Agreement ends on the third (3rd) anniversary of the Effective Date.

(b) Termination for Cause. If either Party defaults in the performance of any provision of this Agreement, then the non-defaulting Party may give written notice to the defaulting Party that if the default is not cured within thirty (30) days, the Agreement will be terminated. If the non-defaulting Party gives such notice, and the default is not cured during the thirty (30) day period, then the Agreement shall terminate at the end of the period.

(c) Termination for Insolvency. Either Party shall have the right to terminate this Agreement in the event the other Party becomes insolvent, makes a general assignment for the benefit of its creditors, files or has filed against it a petition in bankruptcy which is not dismissed within ninety (90) days from the date of filing or files a petition in any state or federal proceeding seeking relief from its creditors.

(d) Termination for Convenience. After the first anniversary of the Effective Date, this Agreement may be terminated by LeMaitre, for any reason or no reason, by giving Admedus at least ninety (90) days’ prior written notice. If LeMaitre provides a notice of termination for convenience, Admedus, at is sole discretion, may allow shipment of Product on a prepay basis only.

(e) Limitation on Liability. IN THE EVENT OF TERMINATION OF THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER, BECAUSE OF SUCH TERMINATION, FOR COMPENSATION, REIMBURSEMENT OF DAMAGES ON ACCOUNT OF THE LOSS OF PROSPECTIVE PROFITS OR ANTICIPATED SALES OR ON ACCOUNT OF EXPENDITURES, INVENTORY, INVESTMENTS, LEASES OR COMMITMENTS IN CONNECTION WITH THE BUSINESS OR GOODWILL OF EITHER PARTY. TERMINATION SHALL NOT, HOWEVER, RELIEVE EITHER PARTY OF OBLIGATIONS INCURRED PRIOR TO THE TERMINATION.

(f) Survival of Certain Terms. The provisions of Sections 1(a)(iv), 1(a)(v), 2(b)(i), 2(b)(iii), 2(c), 2(e), 2(f), 2(g), 4(d), 4(e), 4(f), 4(i), 4(j) and 5 through 9 shall survive the expiration or earlier termination of this Agreement for any reason.

9.	GENERAL PROVISIONS

(a) Governing Law and Jurisdiction. This Agreement shall be governed by and construed under the laws of the state of Delaware. The courts within Delaware shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement. Each of Admedus and LeMaitre hereby expressly consents to (i) the personal jurisdiction of such courts, (ii) service of process being effected upon it by registered mail sent to the address set forth at the beginning of this Agreement, and (iii) the uncontested enforcement of final judgment from such courts in any other jurisdiction wherein any of its assets are present.

(b) Entire Agreement. This Agreement, including all exhibits attached hereto, sets forth the entire agreement and understanding of the Parties relating to the subject matter herein and supersedes all prior agreements, understandings, and discussions between them relating to the subject matter herein, other than the APA and the Closing Documents (as defined in the APA), each of which remains in effect. LeMaitre’s claims for any amounts owing to it under this Agreement shall be satisfied from the Holdback Amounts, from any other amounts that may then be owing from LeMaitre to the Seller Group under Section 2.2 (e), (f), (g) or (h) of the APA, and then, to the extent those funds are insufficient to pay all such claims, directly by Admedus. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the Party to be charged. No other documents subsequently signed by a Party shall be effective unless signed by an officer of such Party. In any event, except for express amendments of this Agreement, no subsequently agreed- to document shall in any way modify or add any additional terms or conditions to this Agreement.

(c) Notices. Any notice required or permitted by this Agreement shall be in writing and shall be sent (i) by prepaid, registered or certified mail, return receipt requested, (ii) by nationally recognized overnight courier, or (iii) electronically to the address shown below or at such other address for which such the Party gives proper notice hereunder.

If to Admedus or the Parent:

General Counsel

Toowong Tower, Level

3, 9 Sherwood Rd,

Toowong QLD 4066 Australia

Email: [***]

If to LeMaitre:

Legal Department

63 Second Avenue

Burlington, Massachusetts 01803

Email legal@lemaitre.com

Notices will be deemed given three (3) business days after being deposited in the mail, on the date delivered to the recipient if sent by overnight courier (it being agreed that the sender shall retain proof of delivery), or when accessible electronically if sent electronically.

(d) Force Majeure. Non-performance by either Party shall be excused to the extent that performance is rendered impossible by fire, flood, governmental acts or other governmental restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control of, and is not caused by the negligence of, the non-performing Party. The Party experiencing the force majeure event shall give prompt written notice thereof to the other Party; take all steps reasonably necessary to mitigate the effects of the force majeure event; and cooperate with and assist the other Party in all reasonable ways to minimize the impact of force majeure event on the other Party, which may include locating substitute services if necessary.

(e) Relationship of Parties. LeMaitre and Admedus each expressly understand and agree that they are independent contractors in the performance of each and every part of this Agreement, and that each is solely responsible for all of its employees and agents and its labor costs and expenses. Neither LeMaitre nor Admedus shall have the right to bind or enter into an agreement on behalf of the other. Each of Parent, ABPL and ARPL is and shall be jointly and severally liable for the covenants, conditions, provisions and agreements of this Agreement to be kept, observed and performed by either of them; and the act or signature of, or notice from or to, any one or more of them with respect to this Agreement shall be binding upon each and all of them with the same force and effect as if each and all of them had so acted or signed, or given or received such notice.

(f) Non-Assignability and Binding Effect. A Party’s rights and obligations under this Agreement may not be transferred or assigned directly or indirectly without the prior written consent of the other Party. Subject to the foregoing sentence, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors in law (including administrators) and assigns. For purposes of this Section 9(f), the term “assignment” shall include the consolidation or merger of a party with and into a third party or the sale of all or substantially all of the assets or business of a party. Any attempted assignment in violation of this Section 9(f) shall be null and void.

(g) Legal Expenses. It is the intent of the Parties that the prevailing Party in any legal action brought by one Party against the other and arising out of this Agreement shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses, including all costs and reasonable fees for attorneys, accountants and expert witnesses.

(h) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, in the event that any provision of this Agreement becomes prohibited or invalid under applicable law, or is otherwise held unenforceable, then such provision, upon the mutual agreement of the Parties, shall be modified to reflect the Parties’ intent, consistent with applicable law. The Parties shall work together in good faith in an effort to agree on an appropriate modification within a commercially reasonable period of time. Absent such agreement, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of the Agreement.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Execution and delivery of this Agreement by facsimile or email of pdf files by either Party shall be legal, valid, and binding execution and delivery of the Agreement for all purposes.

(j) No Third Party Beneficiaries. This Agreement is neither expressly nor impliedly made for the benefit of any third party.

(k) Debarment. Each Party warrants and represents that neither it, nor any of its employees or agents, ever have been, are currently, or are the subject of a proceeding that could reasonably lead to it or such employees or agents becoming debarred, suspended, or excluded from, or otherwise ineligible to participate in from any federal, state or local healthcare program or by any federal, state, or local agency or authority or been convicted of a criminal offense that falls within the ambit of 21 U.S.C. §335a(a) or 42 U.S.C. §1320a- 7(a) (“Debarred”). Each Party further covenants, represents and warrants that if, during the term of this Agreement, it, or any of its employees or agents performing hereunder, become or are the subject of a proceeding that could reasonably lead to it, or such employees or agents, becoming Debarred, then such Party shall immediately notify the other Party, and the notified Party shall have the right to immediately terminate this Agreement.

(1) Insurance. Admedus at its sole cost and expense shall (i) maintain a general liability and products liability insurance policy with coverage at levels the same as carried by them prior to Closing until the fifth anniversary of the Closing Date and (ii) obtain and maintain property insurance to cover any Designated Assets to the extent remaining in possession of Admedus until delivered to LeMaitre in accordance with the terms hereof, for their replacement value as at policy inception until such Designated Assets have been delivered to LeMaitre, in each case naming LeMaitre as an Additional Insured and in the case of property insurance, as loss payee.

(m) Guaranty. By executing this Agreement, the Parent irrevocably and unconditionally guarantees to LeMaitre the due and timely performance of all present and future obligations and the payment of all present and future liabilities of Admedus under this Agreement and must on demand by LeMaitre perform any obligations if required under this Agreement and in the manner specified in this Agreement if Admedus fails to do so on the due date. The Parent acknowledges and agrees that each of its obligations under this Section 9(m) is a principal and continuing obligation and continues notwithstanding any amendment of this Agreement or any waiver, consent or notice given under this Agreement by Admedus.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

LEMAITRE VASCULAR, INC.

By:	/s/ David B. Roberts

Name: David B. Roberts

Title: President

ADMEDUS REGEN PTY LTD

By:	/s/ Wayne Paterson

Name: Wayne Paterson

Title: Chief Executive Officer

ADMEDUS BIOMANUFACTURING PTY LTD

By:	/s/ Wayne Paterson

Name: Wayne Paterson

Title: Chief Executive Officer

ADMEDUS LTD

By:	/s/ Wayne Paterson

Name: Wayne Paterson

Title: Chief Executive Officer

The exhibits and annexes to this Agreement listed below have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of the exhibits and annexes will be provided to the Securities and Exchange Commission upon request.

Exhibit A – Products and Pricing

Exhibit B – Manufacturing Transition Plan

Exhibit C – Designated Assets

Exhibit D – Labeling Specifications

Annex A – Initial Purchase Order

Annex B – Specifications